						Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Sep

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest	$20,982	$16,965	$13,170	$11,114	$11,344	$13,290
Interest applicable to rentals	444	593	751	743	670	578

Total fixed charges, as defined	21,426	17,558	13,921	11,857	12,014	13,868

Preferred dividends, as defined (a)	1,602	1,454	1,177	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$23,028	$19,012	$15,098	$13,426	$13,583	$15,437

Earnings as defined:

Net Income	$34,947	$30,479	$31,114	$35,976	$17,065	$9,274
Add:
Provision for income taxes:
Total	23,052	15,346	16,601	15,862	7,240	4,610
Fixed charges as above	21,426	17,558	13,921	11,857	12,014	13,868

Total earnings, as defined	$79,425	$63,383	$61,636	$63,695	$36,319	$27,752

Ratio of earnings to fixed charges, as defined (b)	3.71	3.61	4.43	5.37	3.02	2.00

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.45	3.33	4.08	4.74	2.67	1.80

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.